Mail Stop 4561

May 19, 2009

William A. Marshall
Chief Financial Officer and
Principal Accounting Officer
Authentidate Holding Corp.
Connell Corporate Center
300 Connell Drive, Fifth Floor
Berkeley Heights, NJ 07922

      Re: **Authentidate Holding Corp.**
              Form 10-K for the Fiscal Year Ended June 30, 2008
              File No. 000-20190

Dear Mr. Marshall:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief